FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

666 FIFTH AVENUE, 31ST FLOOR

NEW YORK, NEW YORK 10103-3198

WWW.FULBRIGHT.COM

WNIMETZ@FULBRIGHT.COM DIRECT DIAL: (212) 318-3384	TELEPHONE: FACSIMILE:	(212) 318-3000 (212) 318-3400

May 15, 2009

VIA EDGAR AND FEDEX

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-3561

Re:	Medidata Solutions, Inc.
Registration Statement on Form S-1
Filed January 26, 2009
File No. 333-156935

Dear Ms. Jacobs:

On behalf of Medidata Solutions, Inc. (the “Registrant”), we hereby submit to you Amendment No. 2 (“Amendment No. 2”) to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 6, 2009 to Tarek A. Sherif, pertaining to Amendment No. 1 to the Registration Statement.

In addition, Amendment No. 2 reflects the restatement of the Registrant’s consolidated financial statements for the years ended December 31, 2005, 2006, 2007 and 2008 and the three-month period ended March 31, 2008, relating to the Registrant’s timing of revenue recognition in connection with certain customer arrangements in which the Registrant’s application services and professional services were sold in the same single-study or multi-study arrangement. Please see Note 2, “Restatement of Consolidated Financial Statements,” to the Registrant’s audited consolidated financial statements on page F-25 of Amendment No. 2. Amendment No. 2 also reflects the addition of disclosure regarding an employee stock purchase plan that the Registrant intends to implement upon the closing of the offering (please see page 93 of Amendment No. 2) and a directed share program that the Registrant and Citigroup Global Markets Inc. intend to implement in connection with the offering (please see pages 108 and 109 of Amendment No. 2).

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 15, 2009

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Registrant at its request. All responses to accounting comments were prepared by the Registrant in consultation with its independent auditors. To facilitate your review, we have set forth in this letter each of the Staff’s comments with the Registrant’s corresponding response below. We have marked the enclosed Amendment No. 2 to show changes and all references to page numbers in the Registrant’s responses below pertain to the page numbers in the marked version of Amendment No. 2 submitted herewith.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 9

General

1.	We note your response to comment 6 of our prior letter dated February 20, 2009. We will contact you separately regarding the generality of your risk factors disclosure and related matters.

Response: The Registrant has revised its risk factor disclosure in accordance with the Staff’s comments, which were communicated orally in a conference call on April 13, 2009. Please see pages 10 through 18 of Amendment No. 2.

“Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party…”, page 14

2.	We note that you have agreed to defend and indemnify one of your partners with respect to its use of Medidata Rave. While we note that you have indicated the outcome and the future impact of lawsuits on Medidata remain uncertain, please tell us what consideration you gave to quantifying your potential exposure pursuant to your agreement with your partner to defend and indemnify them and/or describing the relief being sought in the lawsuits. Further, please tell us how you determined you are not required to file this agreement pursuant to Item 60l(b)(10) of Regulation S-K.

Response: The Registrant is not able to quantify the potential indemnity exposure relating to the patent infringement lawsuit, because the lawsuit remains in its preliminary stages and the plaintiff in the lawsuit has not yet claimed a specific damage amount in connection the use of Medidata Rave. The Registrant intends to work closely with its partner to vigorously defend against any assertion that the Registrant’s products infringe the patent at issue. Since the future economic impact of this litigation and related indemnification obligations remain uncertain, the Registrant has not accrued a reserve for this potential liability. The Registrant has revised the disclosure in its financial statements to conform with the disclosure requirements of FIN 45 associated with this indemnity obligation. Please see page F-50 of Amendment No. 2. For further information regarding the disclosure requirements of FIN 45 associated with this indemnity obligation, see the Registrant’s response to the Staff’s comment No. 10.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 15, 2009

The Registrant’s indemnity obligations to its ASPire to Win partners that are defendants in the patent infringement lawsuit are contained in the Registrant’s customer contracts with these partners. The Registrant includes intellectual property infringement indemnity provisions of this type in its customer contracts in the ordinary course of its business. The customer contracts with these partners are of a type that ordinarily accompany the kind of business conducted by the Registrant and the Registrant is not substantially dependent on its contracts with either of these partners. As such, these contracts were made in the ordinary course of the Registrant’s business and are not material to the Registrant for purposes of Item 60l(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Internal Controls over Financial Reporting, page 40

3.	We note your revised disclosure in response to prior comment 10 does not appear to describe all of the deficiencies in your accounting for revenues such as the lack of a standardized contract or the ability to account for contracts that contain non-standardized terms, lack of a centralized contract management system to maintain control over the population of contracts, and inadequate documentation of revenue recognition conclusions. Please clarify why you have not included a description of these items in your disclosure or revise as applicable.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to describe all of the deficiencies in the Registrant’s accounting for revenues. Please see page 42 of Amendment No. 2.

4.	Please tell us how you considered more fully describing the cause and potential impact of your material weaknesses on your internal controls over financial reporting and your financial statements. See Section II.B.3 of the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to describe the cause and potential impact of the Registrant’s material weaknesses on its internal controls over financial reporting and its financial statements in accordance with Section II.B.3 of the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please see pages 42 and 43 of Amendment No. 2.

Critical Accounting Policies

Stock-Based Compensation

Significant Factors. Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock, page 42

5.	When the price range for the offering is determined, please revise your disclosures to include a discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock at each valuation date.

Response: The Registrant notes the Staff’s comment. When the price range for the offering is determined, the Registrant will revise the disclosure to include a discussion of the significant factors contributing to the difference between the estimated offering price and the fair value of the Registrant’s common stock at each valuation date.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 15, 2009

Executive Compensation

Compensation Discussion and Analysis, page 78

6.	We refer to comment 22 of our prior letter dated February 20, 2009, and reissue that comment, in part. We note your statement “[i]n light of our strong financial performance, as well as subjective assessments of other aspects of management performance, including bookings, improvements in the control environment and preparation towards the potential initial public offering, the committee awarded each of the named executive officers… a bonus percentage at 160% of target.” Your discussion should quantify the amount of bonus compensation determined by individual performance, on the one hand, and company performance, on the other. See Item 402(b)(2)(vii) of Regulation S-K. We do note your quantification of the annual cash incentive bonus awarded Ms. Krasnow based upon individual performance.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to clarify that, as a threshold issue, the Registrant’s compensation committee conducted a subjective assessment of certain aspects of management performance and that, having determined that each named executive officer performed satisfactorily, the committee determined, based entirely on the Registrant’s strong financial performance, that each of the named executive officers (with the exception of Ms. Krasnow) be awarded a bonus percentage at 160% of target. Please see page 89 of Amendment No. 2.

7.	We refer to comment 23 of our prior letter dated February 20, 2009 and reissue that comment. Please tell us what consideration you gave to discussing your range of performance targets and the amount of compensation payable at each range.

Response: The Registrant has revised the disclosure to discuss its range of performance targets and the amount of compensation payable at each range. Please see page 89 of Amendment No. 2.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 15, 2009

Consolidated Financial Statements of Medidata Solutions, Inc. and Subsidiaries for the Years Ended December 31, 2006, 2007 and 2008

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Application Services, page F-8

8.	Your response to prior comment 29 indicates you consider the existence of significant incremental renewal discounts or non-refundable fees when estimating the term of your arrangements. Please explain to us what the customer receives in return for the upfront non-refundable fees, and, other than the impact on the estimated term of the arrangement, please describe how you account for significant incremental renewal discounts and upfront non-refundable fees. Please refer to authoritative accounting literature in your response and revise your disclosures as applicable.

Response: The Registrant advises the Staff that, other than the impact on the estimated term of the arrangement, the Registrant’s accounting for significant renewal discounts and up-front fees follows the guidance provided in SAB Topic 13.A.3.F, “Non-Refundable Up-Front Fees” and AICPA TPA 5100.51, “Accounting for Significant Incremental Discounts in Software Revenue Recognition.”

Non-Refundable Up-Front Fees

Up-front non refundable fees relate to a license which provides the Registrant’s customers access to Medidata Rave, an electronic workspace environment, where they can conduct their clinical trials over the term of the arrangement. Medidata Rave is only beneficial to the customer if they have a license which allows for the conduct of a clinical trial. The Registrant’s customers purchase multi- or single-study licenses to conduct clinical trials. The license to access Medidata Rave does not provide benefit to the customer subsequent to the term of the sales arrangement. Furthermore, there is no benefit considered attributable to future sales arrangements with the customer, as renewals of the license to access Medidata Rave are negotiated based upon current pricing at the time of the renewal.

The license to access Medidata Rave is considered a deliverable, included with other deliverables in an arrangement under a combined unit of accounting, that has no standalone value to the customer. Under either EITF 00-21 or SOP 97-2, the license to access Medidata Rave is not considered by itself to be a single unit of accounting nor are we able to establish fair value for the license. Under both EITF 00-21 and SOP 97-2, as well as further supported by SAB Topic 13, this type of deliverable is recognized ratably over the term of the arrangement.

Significant Incremental Renewal Discounts

Other than the impact on the estimated term of the arrangement, the Registrant considers whether a contract that has an option to extend the term of the arrangement at a specified price is priced at a significant incremental discount as defined in AICPA TPA 5100.50. If a significant incremental discount does not exist, the option is accounted for upon election by the customer according to the analogous guidance in AICPA TPA 5100.71. If a significant incremental discount exists, the Registrant follows the analogous guidance in AICPA TPA 5100.51. The Registrant currently does not have any contracts that contain options to extend the term of the arrangement at a specified price.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 15, 2009

Professional Services, page F-9

9.	We note you use the residual method to account for multiple element arrangements that include professional services. Please clarify when the professional services are considered delivered relative to the application services. To the extent the professional services are considered delivered first, please tell us whether or not you have established VSOE of the fair value of application services in these arrangements. Your response should separately address arrangements accounted for under EITF 00-21 and SOP 97-2.

Response: In response to the Staff’s comment, the Registrant advises the Staff that based on a review of its revenue recognition policy it has restated its consolidated financial statements for the years ended December 31, 2005, 2006, 2007 and 2008, as described in Note 2, “Restatement of Consolidated Financial Statements,” to the Registrant’s audited consolidated financial statements on pages F-25 and F-26 of Amendment No. 2.

Note 14. Commitments and Contingencies

Indemnifications, page F-31

10.	Please tell us how you considered the accounting and disclosure requirements of FIN 45 with respect to the indemnification agreement you describe on page 14.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in accordance with the Staff’s comment describe the current indemnification agreement between the Registrant and its customer and to further describe how indemnification agreements are measured and disclosed in accordance with FIN 45. Please see page F-50 of Amendment No. 2.

Exhibit Index

11.	We refer to comment 35 of our prior letter dated February 20, 2009. Please file your Third Amended and Restated Certificate of Incorporation, which we understand from your response includes the designations for your Series A, B, C and D preferred stock. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response: The Registrant has filed its Third Amended and Restated Certificate of Incorporation, as amended, as an exhibit to the Registration Statement in accordance with the Staff’s comment.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 15, 2009

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3384, Bill Stelwagon at (212) 318-3166 or Donald Ainscow at (212) 318-3358.

Very truly yours,

/s/ Warren J. Nimetz
Warren J. Nimetz

Enclosures

cc:	Michael F. Johnson, Esq., Staff Attorney
Jennifer Fugario, Staff Accountant
Mark Shannon, Staff Accountant
Tarek A. Sherif, Medidata Solutions, Inc.
Michael I. Otner, Esq., Medidata Solutions, Inc.
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
William M. Stelwagon, Esq., Fulbright & Jaworski L.L.P.
Donald G. Ainscow, Esq., Fulbright & Jaworski L.L.P.